Filed by: Westar Energy, Inc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Westar Energy, Inc

Commission File Number: 001-03523

Date: June 6, 2016

Subject: Follow-up from last week’s directors’ meeting in Emporia

Good afternoon. You’re receiving this email because your phone number was identified as a participant in our unsuccessful conference bridge to Mark Ruelle and Terry Bassham’s meeting for Directors in Emporia last week.

First, let me apologize for the technical difficulties we experienced. As you can imagine, the meetings last week were pulled together very quickly, so we didn’t have an opportunity to have test runs as we normally would.

Second, I understand there may have been some confusion with regard to another call being scheduled. The other meetings last week held at various locations were very informal in nature – some walk-arounds, some in break rooms or lunch rooms, etc. None would have been conducive to a call-in format. Additionally, those meetings were for employees in general, so there wasn’t the leadership slant. The meeting in Emporia was intended to allow our leaders to have some time with Mark and Terry to provide feedback about initial reactions from employees and to ask questions they had fielded already and didn’t yet have an answer to provide back to employees. Additionally, Mark and Terry wanted to emphasize the need for strong leadership as we go forward. Employees will be looking to you to be visible and accessible during an uncertain time. The Q&A notes from the meeting are below.

Again, so sorry you weren’t able to listen to the comments as they were shared. If you have additional questions or concerns, please let me know. Thanks. jd

Here are rough notes about questions that came up at the meeting:

•	How is 401K stock treated compared to regular stock?

•	We are working on verifying this with HR and will send out more information as it becomes available.

•	Time frame for when both companies will begin to align?

•	Terry stated that the transition lead would be chosen within the next few days and the transition team would begin making changes after July 4th.

•	Mark was hopeful that the merge would take less than a year to complete.

•	How can employees get involved in the transition process?

•	Mark stated that employees’ main objective should be to stay focused on their jobs first and foremost.

•	What talking points can we use when customers ask about what’s happening to their service such as rate changes etc…

•	Refer to approved talking points that we’ll have available soon on our CorpComms eShare site.

•	Does the KCPL team have any concerns about the merger?

•	Terry stated their team was excited about the merge. It’s not a financial transaction, but a merging of values to create a better company.

•	What expectations/values does Terry want to see after the merger?

•	People first. Pride in providing an essential service to the community.

•	What qualities does Terry see at Westar that he wants to incorporate into the entire company?

•	Trust, commitment to the community, integrity

•	Timeline of approvals needed?

•	Mark explained several approvals needed and wants a visual of reaching each milestone for employees.

•	Approvals needed from:

•	Shareholders from both companies (approval expected by early 4th quarter)

•	Nuclear regulatory

•	FERC

•	Dept. of Justice

•	Hardest part?

•	Both agreed it would be the integration of people, learning to adopt each other’s strengths.

•	What is KCPL approach to security and compliance?

•	Heavier focus on compliance

•	What will happen to my job?

•	Terry stated he wants to avoid any major layoffs. Headcount can be reduced by not filling some jobs once people retire or leave for other reasons. Discussion about the attrition rate of the two companies. Never say never, but emphasis on attrition.

•	Branding?

•	The official branding is unknown, but ideally we would all be under one brand.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the transactions referred to in this material, Great Plains Energy Incorporated (“Great Plains”) expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary joint proxy statement of Great Plains and Westar Energy, Inc. (“Westar Energy”) that also constitutes a preliminary prospectus of Great Plains. After the registration statement is declared effective Great Plains and Westar Energy will mail a definitive proxy statement/prospectus to shareholders of Great Plains and shareholders of Westar Energy. This material is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Great Plains or Westar Energy may file with the SEC and send to Great Plains’ and/or Westar Energy’s shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF GREAT PLAINS AND WESTAR ENERGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Great Plains or Westar Energy through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Great Plains will be available free of charge on Great Plains’ website at www.greatplains.com, in the “Investor Relations” tab near the bottom of the page, or by contacting Great Plains’ Investor Relations Department at 1-800-245-5275. Copies of the documents filed with the SEC by Westar Energy will be available free of charge on Westar Energy’s website at www.westarenergy.com or by contacting Westar Energy’s Investor Relations Department at 785-575-8227.

Great Plains and Westar Energy and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Great Plains may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on March 24, 2016. Information about the directors and executive officers of Westar Energy may be found in its 2015 Annual Report on Form 10-K filed with the SEC on February 24, 2016, and definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on April 1, 2016. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 in connection with the proposed merger of Great Plains and Westar Energy. These statements include statements regarding describe nature of future statements, e.g. the anticipated closing date of the transaction or anticipated future results. Forward-looking statements may include words like “believe,” “anticipate,” “target,” “expect,” “pro forma,” “estimate,” “intend,” “guidance” or words of similar meaning. Forward-looking statements describe future plans, objectives, expectations or goals. Although Great Plains and Westar Energy believes that these statements are based on reasonable assumptions, all forward-looking statements involve risk and uncertainty. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed herein as well as, without limitation, delays in completing the merger, including as a result of delays in obtaining regulatory approval or shareholder approval, changes in general economic conditions and regulatory and legislative changes that adversely affect the business in which Great Plains and Westar Energy are engaged. These forward looking statements speak only as of the date of this communication, and Great Plains and Westar Energy expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in Great Plains’ or Westar Energy’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Please refer to the publicly filed documents of Great Plains and Westar Energy, including the most recent Forms 10-K and 10-Q, for additional information about Great Plains and Westar Energy and about the risks and uncertainties related to the business of each of Great Plains and Westar Energy which may affect the statements made in this communication.